Exhibit 3.2

Execution Copy

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

NORTHERN TIER ENERGY LLC

This Limited Liability Company Operating Agreement (the “Agreement”) of Northern Tier Energy LLC (the “Company”) is made, entered into and effective as of December 1, 2010, by Northern Tier Holdings LLC, a Delaware LLC, as the sole member (the “Member”).

WITNESSETH:

WHEREAS, an authorized person executed and caused to be filed with the Secretary of State of the State of Delaware the Certificate of Formation (as amended from time to time, the “Certificate of Formation”) of the Company on June 23, 2010 (the “Formation Date”) in order to form a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del C. § 18-101 et seq.), as amended (the “Act”);

WHEREAS, Marathon Petroleum Company LLC (n/k/a Marathon Petroleum Company LP) (“MPC”), as the initial member of the Company, entered into the Limited Liability Company Operating Agreement of the Company, dated as of June 23, 2010 (the “Existing Agreement”);

WHEREAS, MPC, the Company and certain of their respective affiliates entered into certain agreements which, in pertinent part, provide for (a) MPC to transfer a refinery, certain retail convenience stores and various equity interests and related contracts, property rights and other assets to subsidiaries of the Company and (b) MPC to transfer all of the issued and outstanding limited liability company member interests of the Company to the Member;

WHEREAS, Northern Tier Investors LLC holds all of the outstanding common interests of the Member and MPC holds all of the outstanding preferred membership interests in the Member;

WHEREAS, the Member desires to amend and restate the Existing Agreement in its entirety in order to, among other things, (i) permit the resignation of the Initial Member and admit a new member; (ii) provide for the management of the Company; and (iii) set forth its respective rights and obligations as a Member of the Company generally;

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed by and between the parties hereto as follows:

ARTICLE I

ORGANIZATION

1.01. Formation of the Company. The Member hereby:

(a) approves and ratifies the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on the Formation Date and all actions taken by or on behalf of the Company prior to the execution of this Agreement; and

(b) confirms and agrees to its status as Member of the Company as set forth herein.

1.02. Office of the Company. The Company shall have its principal office at 37 Danbury Road, Suite 204, Ridgefield, CT 06877, and may establish such other offices or places of business for the Company as the Member may deem appropriate.

1.03. Registered Office and Registered Agent. The Company shall have its registered office in the State of Delaware at Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

1.04. Purposes of the Company. In furtherance of its purposes, but subject to the provisions of this Agreement, the Company shall have all powers necessary and appropriate for the accomplishment of such purposes that are conferred to limited liability companies under the Act. The purposes of the Company shall be to engage in any lawful business the Company may undertake.

1.05. Term of the Company. The existence of the Company shall commence as of the date that the Certificate is filed with the Secretary of State of the State of Delaware and shall continue until dissolution thereof in accordance with the provisions of the Certificate or this Agreement.

1.06. Name of the Company. The name of the Company is Northern Tier Energy LLC. The business of the Company may be conducted upon compliance with all applicable laws, under any other name designated by the Member; provided that such name contains the words “Limited Liability Company” or the abbreviation “L.L.C.” or the designation “LLC”.

ARTICLE II

MANAGEMENT OF COMPANY

2.01. Board of Directors. The business and affairs of the Company shall be managed by a board of directors (the “Board of Directors”). The members of the Board of Directors shall be deemed “managers” of the Company as such term is defined in the Act. Except as otherwise expressly provided in this Agreement or as required by the Act, all management powers over the business and affairs of the Company shall be exclusively vested in the Board of Directors. The composition of the Board of Directors shall be the same as the board of directors of the Member. Once MPC no longer has the right to designate a representative to the board of directors of the Member, MPC’s representative shall automatically be removed from the Board of Directors

2.02. Voting. Until the MPC no longer has the right to designate a representative to the board of directors of the Member, all Major Decisions (as defined in Section 2.03 below) to be decided by the Board of Directors shall be approved by both (i) a majority vote with such majority always including at least one director appointed by the Member on behalf of ACON Refining Partners, L.L.C. (“ACON”) and one director appointed by the Member on behalf of TPG Marathon, L.P. (“TPG” and together with ACON, the “Sponsors”) and (ii) MPC’s representative. All matters other than Major Decisions to be decided by the Board of Directors (and all matters to be decided by the Board of Directors following the removal of the MPC’s representative pursuant to Section 2.01, shall be approved by the affirmative vote of a majority of the directors present, with such majority always including at least one director appointed by the Member on behalf of ACON and one director appointed by the Member on behalf of TPG. For purposes of calculating whether a majority of the directors has voted in favor of or against any action, each director appointed by the Member on behalf of ACON or TPG, as the case may be, shall have three votes.

2.03 Major Decisions. Each of the following matters, and only the following matters, shall constitute a “Major Decision”:

(a) the issuance of any new membership or other equity interests that would be senior to or pari passu with the Preferred Membership Interests of the Member;

(b) any modification, alteration, amendment or termination of this Agreement that would adversely affect the rights, preferences or privileges of MPC hereunder (including, for the avoidance of doubt, any modification, alteration or amendment of the right of MPC to designate a director to the Board of Directors pursuant to Section 2.01);

(c) the commencement of any voluntary case under any applicable bankruptcy, insolvency or similar law;

(d) any reorganization, merger, consolidation or similar transaction, unless (i) the Preferred Membership Interests of the Member remain outstanding or are converted into or exchanged for preferred interests of the surviving or resulting entity or its ultimate parent entity and (ii) such preferred interests have rights, preferences and privileges that, taken as a whole, are at least as favorable to the holder as the rights, preferences and privileges of the Preferred Membership Interests of the Member; and

(e) any investment or decision, the purpose of which is to enable the Company or any of its subsidiaries to enter into an unrelated line of business.

2.04 Officers. (a) The Board of Directors may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Delaware. Any officers so designated shall have such authority and perform such duties as the Board of Directors may, from time to time, delegate to them. The Board of Directors may assign titles to particular officers. Unless the Board of Directors decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law (the “DGCL”), the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any restrictions on such authority imposed by the Board of Directors. Any number of offices may be held by the same person. Any delegation pursuant to this Section 2.04 may be revoked at any time by the Board of Directors.

(b) Each officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c) Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Board of Directors. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d) Any officer may be removed as such, either with or without cause, by the Board of Directors at any time. Any vacancy occurring in any office of the Company may be filled by the Board of Directors.

2.05. Additional Management Provisions. (a) Each director designated to the Board of Directors by the Member on behalf of ACON or TPG, as the case may be, may share confidential, non-public information about Northern Tier Investors LLC, Northern Tier Holdings LLC or the Company with the Sponsor on whose behalf he was designated.

(b) Notwithstanding anything to the contrary in this Agreement, any other agreement or at law or in equity, when any director takes any action under this Agreement to give or withhold his consent, such director shall have no duty (fiduciary or other) to consider the interests of Northern Tier Investors LLC, Northern Tier Holdings LLC or the Company or the Member (other than the Sponsor on whose behalf such director was appointed) and may act exclusively in such Sponsor’s interest and shall have only the duty to act in good faith.

2.06. Certain Transactions. The fact that the Member or any of its affiliates is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from which or to whom the Company may buy or sell any property, shall not prohibit the Company from employing or dealing with such person, firm or corporation.

2.07. No Tax Election. The Board of Directors shall not make an election to have the Company treated as an association taxable as a corporation for federal income tax purposes.

ARTICLE III

CAPITAL CONTRIBUTION; RESIGNATION; DISTRIBUTIONS

3.01. Initial Capital Contribution; Membership Interests. The Member shall make contributions of capital to the Company (each, a “Capital Contribution”) on the date hereof, in the amount shown on Schedule B to this Agreement and the Member shall hold interest in the Company (the “Membership Interest”) in the amount shown on such Schedule B.

3.02 Additional Capital Contributions. Except as otherwise provided in this Section 3.02, the Member shall not be obligated or permitted to make any additional contribution to the capital of the Company. If additional Capital Contributions are called for, the Member shall make additional Capital Contributions at such times and in such amounts as may be determined by the Member. The Member agrees to make additional Capital Contributions from time to time as appropriate in respect of reasonable administrative and other reasonable expenses of the Company.

3.03 Capital Accounts. The Company shall maintain a capital account (the “Capital Account”) for the Member that shall consist of (a) the sum of (i) such Member’s Capital Contributions paid to the Company as of any given time, (ii) the portion of the Company’s net income allocated to the Member pursuant to Section 4.02, and (iii) the amount of any Company liabilities assumed by such Member, less (b) the sum of (A) the portion of the Company’s net loss allocated to the Member pursuant to Section 4.02, (B) all distributions made by the Company to the Member pursuant to Sections 3.06 and 5.03, and (C) the amount of such Member liabilities assumed or paid by the Company by action of the Member.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations under Section 704(b) of the Code, and to the extent not inconsistent with the provisions of this Agreement, shall be interpreted and applied in a manner consistent with such Treasury Regulations.

3.04 Return of Capital. Except upon the dissolution of the Company as provided in Section 5.01 herein, the Member shall not have the right to withdraw from the Company or to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions to the Company.

3.05 No Interest on Capital Contribution. The Member shall not be paid interest on any of its Capital Contributions or on its Capital Account.

3.06 Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding any provisions to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law. Distributions may be made in cash or in-kind. The Member may reserve amounts for anticipated expenses or contingent liabilities of the Company.

ARTICLE IV

ALLOCATIONS

4.01 Calculation of Profits and Losses. The profits and losses of the Company shall be determined for each fiscal year in accordance with U.S. generally accepted accounting principles.

4.02 Allocation of Profits and Losses. (a) Except as otherwise set forth in this Section 4.02, for Capital Account purposes, all items of income, gain, loss and deduction shall be allocated to the Member in a manner such that if the Company were dissolved, its affairs wound up and its assets distributed to the Member in accordance with its respective Capital Account balances immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 5.03.

(b) For federal, state and local income tax purposes, items of income, gain, loss, deduction and credit shall be allocated to the Member in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 4.02, except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, the Treasury Regulations thereunder, and Treasury Regulations Section 1.704-1(b)(4)(i).

(c) Notwithstanding any provision set forth in this Section, no item of deduction or loss shall be allocated to the Member to the extent the allocation would cause a negative balance in such Member’s Capital Account (after taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) that exceeds the amount that such Member would be required to reimburse the Company pursuant to this Agreement or under applicable law.

(d) In the event the Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6), items of the Company’s income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in its Capital Account in excess of that permitted under Section 4.02(c) created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this Section 4.02(d) shall be taken into account in computing subsequent allocations pursuant to this Section 4.02 so that the net amount of any items so allocated and all other items allocated to the Member pursuant to this Section 4.02 shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 4.02 if such unexpected adjustments, allocations or distributions had not occurred.

ARTICLE V

DISSOLUTION AND TERMINATION OF THE COMPANY

5.01 Events Causing Termination. The Company shall be dissolved and its affairs shall be wound up upon the first occurrence of either of the following:

(a) termination hereof by the Member; or

(b) the occurrence of any of the events set forth in Section 18-801(4) of the Act that affects the Member and thereby results in the dissolution of the Company.

5.02. Winding Up. Upon dissolution of the Company, the Member shall proceed diligently to wind up the affairs of the Company and distribute its assets.

5.03 Liquidation and Termination. Upon dissolution of the Company, as expeditiously as is reasonable, the Member shall pay the liabilities of the Company and make distributions in the following manner and order:

(a) to creditors, including the Member, if it is a creditor to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or by establishment of reserves); and

(b) to the Member.

At such time as the distributions provided for in (i) and (ii) above have been made, the Company shall terminate.

5.04 Accounting on Liquidation. Upon liquidation, a proper accounting shall be made by the Company’s accountants of the Company’s assets, liabilities and results of operations through the last day of the month in which the Company is terminated.

ARTICLE VI

COMPANY EXPENSES, BOOKS AND RECORDS

6.01. Operating Expenses. The Company shall pay all current expenses, including administrative expenses and fees, before any allocations may be made to the Member. Appropriate reserves may be determined and charged to the capital accounts of the Member (in accordance with generally accepted accounting principles) for contingent liabilities, if any, as of the date any such contingent liabilities become known to the Member.

6.02. Fiscal Year and Method of Accounting. The fiscal year of the Company for tax and accounting purposes shall be the 12-month (or shorter) period ending on the last day of December of each year.

6.03. Records. The books and records of the Company shall be maintained at the principal office and place of business of the Company.

6.04. Financial Statements and Reports. The Board of Directors shall oversee the accounting, tax and record keeping matters of the Company.

ARTICLE VII

LIABILITY AND INDEMNIFICATION

7.01. Liability. (a) Liability to Company. Neither the Member, nor any employee, director, officer, agent, shareholder, limited partner or general partner of the Member, nor any member of the Board of Directors shall be liable, responsible or accountable in damages or otherwise to the Company by reason of acts, omissions or errors in judgment, except for acts, omissions or errors in judgment that are found by a court of competent jurisdiction to be the result of such person’s fraud, gross negligence or willful misconduct. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 7.01 shall not be construed so as to relieve (or attempt to relieve) a person of any liability, to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Section 7.01 to the fullest extent permitted by law.

(b) No Personal Liability of the Member. The Member shall not be subject in such capacity to any personal liability whatsoever to any person in connection with the Company assets or the acts, obligations or affairs of the Company. The Member shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the DGCL. The rights accruing to the Member under this Section 7.01 shall not exclude any other right to which such Member may be lawfully entitled, nor shall anything herein contained restrict the right of the Company to indemnify or reimburse the Member in any appropriate situation even though not specifically provided herein.

(c) Liability to Third Parties. Except as provided in this Section 7.01, neither the Member nor any employee, director, officer, agent, shareholder, limited partner or general partner of the Member of the Company in his or her capacity as such shall be liable under a judgment, decree, or order of a court, or in any other manner, for any debt, obligation or liability of the Company.

7.02. Indemnification. To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless the Member, each member of the Board of Directors and each employee, director, officer, agent, shareholder, limited partner and general partner of the Member (each, an “Indemnified Person”) from and against any loss, liability, damages, cost or expense (including legal fees and expenses and any amounts paid in settlement) (each a “Loss” and collectively “Losses”) resulting from a claim, demand, lawsuit, action or proceeding by reason of any act or omission performed or omitted by such Indemnified Person on behalf of the Company in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Agreement; provided that such acts or omissions of such Indemnified Person are not found by a court of competent jurisdiction to constitute fraud, gross negligence or willful misconduct. Expenses, including legal fees, incurred by an Indemnified Person and relating to any claim, demand, lawsuit, action or proceeding for which indemnification is sought under this Section shall be paid by the Company upon demand by the Indemnified Person; provided that the Indemnified Person shall reimburse the Company for such expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.01. Amendments to this Agreement. So long as MPC has the right to designate a representative to the board of directors of the Member, Section 2.01 of this Agreement shall not be modified or amended without the prior written approval of MPC. Except as aforementioned, the terms and provisions of this Agreement may be modified or amended at any time and from time to time by the written consent of the Member.

8.02. Entire Agreement. This Agreement supersedes all prior agreements with respect to the subject matter hereof. This instrument contains the entire agreement with respect to such subject matter. This instrument may not be amended, supplemented or discharged, and no provision hereof may be modified or waived, except expressly by an instrument in writing signed by the Member. No waiver of any provision hereof shall be deemed a waiver of any other provision nor shall any such waiver by any party be deemed a continuing waiver of any matter. No amendment, modification, supplement, discharge, or waiver hereof or hereunder shall require the consent of any person not a party to this Agreement.

8.03. Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications (collectively, “Notices”) authorized or required to be given pursuant to this Agreement shall be given in writing, shall be either personally delivered to the Member to whom it is given or delivered by an established delivery service by which receipts are given or mailed by first-class mail, postage prepaid, or sent by facsimile or electronic mail, addressed to the Member at the following addresses (or at such other address for a Member as shall be specified by like notice):

if to the Member, to:

Northern Tier Holdings LLC

c/o NTR Partners LLC

37 Danbury Road, Suite 204

Ridgefield, CT 06877

Attn: Hank Kuchta

Fax: 203-894-8073

And

Northern Tier Holdings LLC

c/o Acon Refining Partners, LLC

1133 Connecticut Avenue, NW, Suite 700

Washington, DC 20036

Attn: Andre Bhatia

Facsimile: (202) 454-1101

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Richard J. Cooper

    Benet J. O’Reilly

Telephone: 212.225.2000

Fax: 212.225.3999

and to:

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002-6760

Attn: Keith R. Fullenweider

Facsimile No. (713) 615-5085

All notices, other communications or documents shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when receipt is acknowledged in writing by addressee, if by facsimile transmission or electronic mail; (iii) five (5) business days after having been deposited in the mail, postage prepaid, if mailed by first class mail; and (iv) on the first business day with respect to which a reputable air courier guarantees delivery; provided, however, that notices of a change of address shall be effective only upon receipt.

8.04. GOVERNING LAW; VENUE. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. ALL MATTERS LITIGATED THAT INVOLVE THIS AGREEMENT OR ANY RELATED DOCUMENTS OR MATTERS HEREUNDER SHALL BE BROUGHT ONLY IN THE DELAWARE CHANCERY COURT OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

8.05. Future Actions. The Company and the Member shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement.

8.06 Limitation on Rights of Others. None of the provisions of this Agreement, including Section 3.02, shall be for the benefit of or enforceable by any creditor of the Company. Furthermore, the Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement. Nothing in this Agreement shall be deemed to create any legal or equitable right, remedy or claim in any person not a party hereto (other than an Indemnified Person).

8.07 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Member and its respective successors and permitted assigns.

IN WITNESS WHEREOF, the undersigned Member has executed this Limited Liability Company Operating Agreement as of the date first above written.

NORTHERN TIER HOLDINGS LLC

By:	/s/ Mario E. Rodriguez
Name: Mario E. Rodriguez
Title: Vice President, Finance

SCHEDULE A

NAME AND ADDRESS OF MEMBER

Name	Address
Northern Tier Holdings LLC	c/o NTR Partners LLC 37 Danbury Road, Suite 204 Ridgefield, CT 06877

With copy to:

c/o Acon Refining Partners, LLC 1133 Connecticut Avenue, NW, Suite 700 Washington, DC 20036

SCHEDULE B

CAPITAL CONTRIBUTION AND

MEMBERSHIP INTEREST OF MEMBER

Name	Amount of Capital Contribution	Membership Interest

Northern Tier Holdings LLC	$69,260,028	100%